

Auburn Energy Junction LLC

Regulation Crowdfunding Form C
Offering Memorandum

Target Offering Amount of $50,000 to a Maximum Amount of $250,000

Climate Impact Notes or "Notes"

Interest Rate: 6.75%

Annual Payments

Maturity: February 10, 2028 (4-years)

Minimum Investment: $100

Incremental Amounts of $100

Table of Contents

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Appendix 4 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

The Company may execute on one or more "Rolling Closes" prior to the Close Date listed in this offering memorandum, subject to review and approval by Raise Green, and subject to meeting certain thresholds as described in Appendix 1. Rolling Closes allow the Company to execute a series of interim closes prior to the original Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant period.

The Company

Name of Company [1]

Auburn Energy Junction LLC ("the Company," "the Issuer")

344 S Oakhurst Drive Beverly Hills, CA 90212

Website: https://www.auburnenergyjunction.com

Number of Employees: 1 full time employee

Jurisdiction of Incorporation/Organization: DE with CA Foreign Entity LLC

Date of Inception: July 26, 2022

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

3

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

Collectron Energy LLC
_____

Issuer

DocuSigned by:

C65304EC4728424...
_____

Signature

Michael Becker
_____

Printed Name

Co-founder/CEO
_____

Title

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

_____
C65304EC4728424...

Michael Becker

CEO

DocuSigned by:

_alex Hassen_____
67FF042B144347A...

Alex Hassen

CFO

Directors [4]

Please include ALL members of the board of directors, regardless of their equity interest or the size of the board.

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
Michael Becker	Managing Member/CEO	9/2022 - Present	Project Developer

Other Position 1 at Issuer		Period of time	
Sales Director		9/2022 - Present	

Other Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Collectron Energy LLC	Co-founder/Managing Member	Own and operate electric vehicle charging stations and develop carbon-negative electricity generation facilities to fuel our distributed fleet of EV charging stations.	7/2021 - Present

| Green Terra Energy LLC | Founder/Managing Member | Energy services company | September 2020 - Present |

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
Alex Hassen	Co-founder/President	9/2022 - Present	Project Developer
Other Position 1 at Issuer		**Period of time**	
CFO		9/2022 - Present	
Other Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Collectron Energy LLC	Co-founder/Managing Member	Own and operate electric vehicle charging stations and develop carbon-negative electricity generation facilities to fuel our distributed fleet of EV charging stations.	7/2021 - Present
Charli Charging Inc	Founder/CEO	Electric charging as a service	6/2018 - Present

Officers [5]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

Full Name	Current Position and title	Dates of Service	Principal Occupation	Other Employer
Michael Becker	CEO	9/2022 - Present	Project Developer	
Other Position 1 at Issuer		**Period of time**		
Managing Member		9/2022 - Present		

Other Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Collectron Energy LLC	Co-founder/Manager	Own and operate electric vehicle charging stations and develop carbon-negative electricity generation facilities to fuel our distributed fleet of EV charging infrastructure.	7/2021 - Present
Green Terra Energy LLC	Founder/Managing Member	Energy services company (ESCO) providing retrofit solutions in energy efficiency, rooftop solar, resource conservation, and more to Fortune 500 Commercial Real Estate companies	9/2020 - Present

Full Name	**Current Position and title**	**Dates of Service**	**Principal Occupation**	**Other Employer**
Alex Hassen	President	7/2022 - Present	Project Developer	Charli Charging, Inc.
Other Position 1 at Issuer		**Period of time**		
Manager		7/2022 - Present		
Other Business Experience in the Past Three Years				
Employer	**Title**	**Principal Business of the Employer**	**Dates**	
Collectron Energy LLC	Co-founder/Manager	Own and operate electric vehicle charging stations and develop carbon-negative electricity generation facilities to fuel our distributed fleet of EV charging infrastructure.	7/2021 - Present	
Charli Charging Inc	Founder/CEO	Delivering premium Electric Vehicle charging technology solutions.		

Principal Security Holders [6]

Below are the names and ownership levels of each person or entity, as of September 15, 2023 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Beneficial Owner Name	% of Voting Power Prior to Offering	% of Voting Power After Offering
Collectron Energy LLC	100%	100%

Table 1. Beneficial Owners ownership percentages as of September 15, 2023

Note: Collectron Energy LLC is the 98% beneficial owner of Auburn Energy Junction LLC; Collectron is 60% owned by Green Terra Energy, LLC, which is 100% owned by Michael Becker; Collectron is 40% owned by Charli Charging, Inc., which is 49% owned by Alex Hassen.

The Business

Description of Business [7]

See Appendix 4. The Offering Page for more information.

Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.

Collectron Energy LLC (CE) aims to build a Virtual Power Plant (VPP) comprised of dispatchable Distributed Energy Resources (DERs) such as electric vehicle charging stations, battery storage, and innovative carbon-negative energy generation technologies. CE develops, owns and operates electric vehicle charging stations (EVCSs) and powers them with renewable/carbon-negative generation facilities that we develop in tandem.

Auburn Energy Junction LLC (AEJ) is a special purpose entity 100% owned and operated by CE. The purpose of AEJ is to operate as the holding company for a distributed fleet of EVCSs located within California that will eventually be supplied electricity by a carbon-negative energy generation facility that is being built in Auburn, California (thus the name "Auburn Energy Junction"). Each deployed project of electric vehicle charging stations (EVCS Project) has a different level of rebate funds allocated for eligible costs related to installing EV charging stations within the applicable rebate program (in the case of the 3 EVCS projects discussed in this Form C, CALeVIP). The structure of the rebate-backed EVCS installation deals that Collectron Energy constructs are based upon "immediate"[1] repayment of the entire project cost through rebates (as is the case in the 3 EVCS projects discussed in this Form C), which are designed to be well suited to the "revenue backed loan" approach that other Raise Green

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[1] "There is no guaranteed timing for rebate payments after a rebate submission is made. In the Company's experience, rebate payments can be received between 60 days and 18 months from the submission date.

clients have successfully employed. The AEJ vehicle may also end up developing or owning additional DER projects in the future.

Figure 1. Revenues and debt payment diagram


3 projects complete at a total cost of: $301,383
Crowdfund: $250,000
Rebate income on project 1: $110,000
Project 1 rebate revenue gap bridged by the crowdfund
Annual interest payments
Note paid off
Rebate income on project 2: $120,000
Rebate income on project 3: $180,000
Equity infusion of $200,000 provides reserve + capital for future projects
$50,000 CEC grant
Year 1: Interest payments begin
Year 4: Note matures
October 31, 2023
Monthly recurring service revenue: Approximately $3,750/month (45K/year)
TIME

The Offering consists of 3 deployments comprising the total Contracted Revenue of $410,000. (Deployment 1 = $66,383 Deployment 2 = $110,000 Deployment 3 = $125,000) The total project installation/procurement costs ~$301,383.

NOTE: AEJ plans to redeploy rebate funds, as they come in, to additional EVCS projects enabled by the proceeds from this offering up until the note matures; not depicted here.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

Customer Subscription and Payment Risk

There is a risk that Auburn Energy Junction LLC, despite working closely with our site host and the rebate authorities, would not receive timely payment of monthly recurring revenue (MRR) contractually-owed by our counterparties, which could adversely affect our projected revenue streams available for the servicing of the debt associated with this crowdfunding raise. In addition, there is a risk that CALeVIP's third-party rebate program administrator, Center for Sustainable Energy (CSE), fails to pay the assignment of the rebate incentives owed to AEJ due to execution risk related to the timing of the CALeVIP program incrementally sunsetting. The number of EVCS Projects backing this debt diversifies this risk somewhat, as no single property represents a majority of the expected revenue in the EVCS Projects backed by this offering. There is an organization (AMCAL Housing Inc.) as well as a State of California approved program administrator (CALeVIP Alameda County) allocating funds to support these EVCS Projects, but it is still possible that poor customer payment rates would negatively impact the returns anticipated in this offering. There is additional risk associated with third-party rebate program administrator SoCalRen, as administered by ICF.

Portfolio Risk

AEJ is intended to operate as a developer for multiple different types of renewable energy infrastructure projects, such as biomass-to-power, solar PV, and future EV charging infrastructure projects potentially larger in scope to the current Raise. As a result, there may be risk to the 3 EVCS Projects covered in this raise due to the undertaking of other renewable energy infrastructure projects under the same LLC operating structure.

Change in Regulations

AEJ's EVCS Projects are subject to regulatory risk at all levels of government - federal, state and local. Regulations (including local building codes) are continually being reviewed but we do not expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state and local laws. When they do happen, modifications in existing code requirements and/or new requirements can potentially have a negative impact on projected costs required to deliver these EVCS Projects.

Incentive Program Risk

The business model relies heavily on robust EV charging rebates across California. Rebate funds for the initial 3 Projects that come back and then are rolled into new EVCS projects then bear the risks associated with application for and timely rebate payments which may be in other incentive programs.

While the Company at the time of this Offering, has a focus in lower income and disadvantaged communities, changes to state rebate programs that provide specifically attractive rebates for these communities may redirect the Company in the future.

Supply Chain Delays

There is a risk that supply chain lead times could unexpectedly fluctuate with minimal warning. Lead times at the time of this offering are relatively stable and are not expected to extend beyond the October deadline for EVCS Project installation completion.

Lack of Control

Because the offering is to participate at the Auburn Energy Junction LLC level, and because it is a debt offering, Investors would not be making an investment in the operating company that manages the AEJ, therefore Investors will have no ability to participate in decisions of the Company and must rely on Management of the Company.

Software/Hardware failure

With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it would require repair or replacement. This could inhibit the operation of the EVCSs and require costly repairs (or replacement altogether). This would be an additional cost burden to the Company which would negatively impact Company cash flows. While the Company does utilize, to the extent possible, long term manufacturer warranties, installer warranties, 3rd party maintenance contracts and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems. Vandalism, although rare, can be costly to fix if stations are vandalized. We strive to work with our host properties that have a secure garage. Two of the three properties backing this offering have secure garages, so the risk of vandalism is limited but present.

Technology Risk

There is a risk that the EV charging stations deployed become obsolete given the pace at which the industry is technologically advancing.

Reliance on Contractors

Auburn Energy Junction LLC depends on outside electrical contractors and their subcontractors to install company owned/operated EVCSs. The Company's ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. In rare cases, contractors can damage equipment due to carelessness during transit or incorrect installation. Given that our Company is relatively small, we have to work with smaller contractors that may be unable to quickly recover from natural disasters and other events beyond their control. This subjects our EVCS Projects to an additional level of risk as well. The Company is also at risk to labor force restrictions and availability of qualified and licensed trades persons.

Breach of Contract/Failure to Perform (external)

There is a possibility that there could be a breach of contract associated with deployed electric vehicle charging stations specific to the site hosts (for example, if the site hosts fail to pay for their monthly network service fees). Account Receivables could be unnecessarily delayed by having to administratively process the and re-process the learnings of a nascent industry (for example, if the State of California appointed non-profit program administrator fails to process rebate applications in a timely manner). In our experience, payment timelines from local municipalities are widely inconsistent and can result in delay of receipt of funds owned for work performed. Breach of Contract could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to meet its debt service requirements. Another example might be if third party vendors, such as an equipment supplier, fail to fulfill their end of a contract or purchase order.

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in a security is also an investment in the Founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire additional employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the Company's use of proceeds.

Nascent Industry

NREL's Building the 2030 National Charging Network white paper, *Key Findings for the Future EV Network*, projects this nationwide market opportunity to include "26 million Level 1 and Level 2 charging ports at privately accessible locations - including single-family homes, multifamily properties and workplaces." The Company's strategy for market ingress across the socio-economic spectrum aligns well to these objectives. However, current success does not guarantee future success, so there is a chance that demand for the Company's services declines as the EV charging industry becomes more mature. The Company will rely heavily on its customers and broadening its future services within these communities and still could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

The industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company's customers could sell their property and not retain Company services. The Company will need to continue to attract new customers to assure growth.

Limited Operating History, Company Structure

The Company and its Parent, Collectron, continue to develop their business strategy around the deployment of EVCSs and as such have limited revenue history. The likelihood of successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of maturity. The Company may not be successful in attaining the objectives necessary for said Company to overcome these risks and uncertainties.

The Company has been assigned the 3 EVCS Projects as of August 31, 2023. While not an unusual structure to have an operating company as a parent and have subsidiaries that hold projects, which are critically supported by the parent, AEJ does not actually own and operate the EVCSs. This adds complexity and a reliance on the parent to perform its duties on behalf of the subsidiary. In addition, once the rebates are received for the 3 initial projects, funds are expected to be reinvested into new projects timed in a manner such that cash required to pay investors interest and their maturing principal at the end of year 4 are fully available to pay the Noteholders. The Company is relying on the parent to time the cash flow and meet its obligations as outlined in the Assignment Document from Collectron, dated September 1, 2023 (See Appendix 3 - Subscription Agreement.)

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the Company's decision making process and must rely on Management of the Company.

Key Personnel

The Company is very dependent on its founders and key personnel. If anything catastrophic were to occur to the Company's founders or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the Board of Directors, its Executive Officers and key employees. To be successful, the Company needs a team to run the day-to-day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal and other areas. The

Company may not be able to locate or attract this personnel when needed, or the Company may make hiring mistakes, which could adversely affect its business, financial condition and operating results.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

Liability Prone

The Company is working with trusted and experienced partners but the Company may still be involved in lawsuits. The potential lawsuits can harm the business projections of the Company and therefore may harm the company.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of EVCS Projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each EVCS Project.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to grow sales and collect revenue from its contracts. The Company may lose existing customers as a result of an economic downturn. The Company may need to reassess its business model and growth plans in response to a recession, depression and/or other negative economic trends.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is unable to raise sufficient capital in the future, it may not be able to execute its business plan; its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an Investor to lose all or a portion of his/her/its investment.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until its Maturity Date, if any. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities in a market, an Investor may have to locate an interested buyer if said Investor does seek to resell a Security, and must obtain Company written approval.

Cancellation restrictions

Once an Investor makes an investment commitment for a crowdfunding offering, said Investor will be committed to make that investment (unless the Investor cancels said commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud

There is no guarantee that crowdfunding investments will be immune from fraud.

No Collective Action

There are no provisions for Investors to collectively agree to new terms with respect to the Securities or restructure or reschedule amounts due on the Securities. There are no provisions for Investors to collectively pursue repayment of the Securities. There are no provisions for Investors to communicate with each other or take any collective action.

No Public Market; Restrictions on Transfer

There is no public market for, and the Investor may be unable to sell, the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide the written request to transfer with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Securities and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company, the Founder, Personnel or its Affiliates

Any prior transactions sponsored by the Company, the Founder, its personnel or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his/her/its own tax advisers.

This Offering allows for "Rolling Closes"

If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

Fixed Income Risks

Fixed Income has Risk

With fixed income securities (such as the Notes), there is an obligation by the Company to pay an Investor interest and principal on their investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts. Unlike an equity investment, a Noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company were to become successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to an Investor or pay any other liabilities. If the Company should default on a scheduled payment, file for bankruptcy, become insolvent or otherwise be in a position where the Company is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an Investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment. The Company is relying on the Assignment of the contracts to generate revenue to pay back Noteholders; this creates an additional risks as the assets are not originally sitting in the Company itself.

Unsecured Risk

The Notes are not secured by specific collateral; that is, the Investor has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a default scenario, the Investors rely on a Trustee to sell the assets and pay the Investor with the proceeds of the assets. The Company does not currently anticipate it will be in a situation where the Company is required to pledge any of its assets to other creditors.

Valuation Risk

While the Company believes that the interest rate that is applicable to the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of companies similar to the Company is currently difficult to obtain.

Interest Rate Risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 4.25% to 5.25% for a similar investment) in the future, an Investor's investment will maintain the original lower interest rate set forth in the Note. Subject to any applicable restrictions on the transfer of such Notes, if an Investor desires to sell their Note to a third-party, said third-party may require a discount from the Investor's original investment amount (or current outstanding principal amount), which could potentially cause a loss on their investment.

Call (Prepayment) Risk

The Notes, at the option of the Company, can be repaid at any time. The Company is obligated to return Investors their remaining principal investment plus any interest that has accrued up to the date the principal is paid in full as is discussed in the "optional prepayment" section of the Subscription Agreement. However, when an Investor goes to reinvest their money, current interest rates may be lower, which may result in a lower interest rate for said new investment.

Risks Related to Minority Ownership Factors [22]

Noteholders have no equity ownership in the Company. As such, Noteholders cannot influence or control decisions made by the Company.

Risks Related to Certain Corporate Actions [23]

Additional issuances of securities — The Company will not issue securities that are senior in payment or liquidation preference to the Notes, however the Company may issue additional securities that are pari passu to the Notes which may reduce cash available to pay debt service to Noteholders.

Company repurchases of securities — Any repurchase of securities potentially reduces the Company's available funds to pay debt service to Noteholders.

A sale of the Company or assets of the Company — As noted in Appendix 3 (the Subscription Agreement, Terms of the Note\Appendix 1), upon a Change of Control event, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As the notes are unsecured, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other obligations), may be insufficient to satisfy obligations to Noteholders.

Transactions with related parties — Any related party transaction that results in Company expenditures potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

The Offering

Purpose [9]

The Company desires to:

1. Obtain funds from crowdfunding investments to finance revenue-generating electric vehicle charging station assets.

2. Give more people access to impact investing through Raise Green's crowdfunding platform.

3. Empower low income and disadvantaged communities to become early adopters of transportation electrification by providing EV charging infrastructure where they live.

Use of Proceeds [10]

The fundraising will be used for equipment purchased and installation services contracted prior to and after a successful offering. Remaining fundraising will be utilized for Project Management/consulting as well as engineering/design, rebate administration of subsequent capital costs related to new EVCS Project offerings.

ie:

- EV Charging Stations procurement
- Design/engineering procurement
- Installation/Inspection/commissioning expenses
- Networking setup and servicing fees
- Project Management fees
- Raise Green fees

	If Target Offering Amount		If Maximum Offering Amount	
	$	**%**	**$**	**%**
Total Proceeds	**50,000**	**100%**	**250,000**	**100%**
Less: Raise Green Service Fees	3,500	7%	17,500	7%
Net Proceeds	**46,500**	**93%**	**232,500**	**93%**
Less: CapEx/Refinance amount	44,500	89%	222,500	89%
Less: Legal	1,000	2%	5,000	2%
Less: Accounting	1,000	2%	5,000	2%
Total Use of Net Proceeds	**46,500**	**93%**	**232,500**	**93%**

Table 2. Use of Proceeds

The Company will use the Target Offering Amount for the following:

Approximately 89% to refinance the EVCS Projects and 4% to cover legal and accounting costs. Raise Green charges a 7% service fee.

The Company will use the Maximum Offering Amount for the following:

Approximately 89% to refinance the construction of the EVCS Projects and 4% to cover legal and accounting costs. Raise Green charges a 7% service fee.

The Company will adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements, and/or to make adjustments due to unforeseen economic or business conditions.

The Company intends to redeploy rebate funds as they come in to complete additional EVCS Projects enabled by the proceeds from this offering up until the Note matures. CE plans to develop additional EVCSs under AEJ, but may or may not decide to assign all of its future EVCS Projects to AEJ.

Testing the Waters [11(a)]

[Disclose if the Company made use of any written communication or broadcast script to test the waters. If yes, provide copies of the material used]

The Company has not made use of any written communication or broadcast script to test the waters.

Delivery of Securities [11(b)]

[Explain how the Company will close the offering and deliver the securities to the investors]

See Appendix 1

Canceling a Commitment to Purchase [12]

See Appendix 1

Securities of the Company

Securities Being Offered [13, 14, 15, 16]

Terms of Securities [13]

[Describe the terms of the securities being offered]

See the Terms of the Securities in the Subscription Agreement in Appendix 3

Voting Rights and Limitations [14, 15]

Do the securities have voting rights? No

Are there any limitations on any voting rights?

The holders of the Notes are not entitled to vote on any matters pertaining to the Company.

Modification of Terms [16]

[Describe any ways in which the terms of the securities may be modified]

The terms of the security cannot be modified solely by the Company once the Notes are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering - has passed the Closing Date, the Issuer cannot modify the terms. See Appendix 1 for more information.

Restrictions on Transfer

See Appendix 1

The Company requires written consent in advance of any transfer whether in the first year or thereafter. See the Subscription Agreement Appendix 3 also for additional information.

Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

Class of Security	Securities Authorized (Number or Amount)	Securities Outstanding (Number or Amount)	Voting Rights	Other Rights
Member Units	1000	0	Yes	

Table 3. Capital Structure as of September 15, 2023

Limitation and Dilution of Rights [18]

The rights of the Notes being offered may not be materially limited by the rights of any other security or class of security of the Company except if the Company issues additional Notes in the future, which will not change the rights of the Noteholders but may reduce the availability of cash to meet its obligations under the Notes.

Other Differences Among Classes of Securities [19]

Each class of security authorized and/or issued by the Company has different rights and/or preferences. As discussed above, the Notes are senior or pari passu to other existing, and potentially future, debt securities and have no voting rights. In addition, the Notes evidence a fixed-debt obligation, as opposed to an equity interest, and therefore do not provide the Noteholders with a right to participate in the growth of the Company or to otherwise receive any distributions from the Company's profits. For the avoidance of doubt, in reference to the SEC Form C request "Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company?", the Company attests that there are no differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company.

Rights of Principal Shareholders [20]

Principal Security Holders have all of the voting equity of the Company. Accordingly, the Principal Security Holders have the sole ability to control the day-to-day operations of the Company, including additional financings, which could materially impact the Company's ability to meet its Note obligations. Noteholders have no ability to influence Company action.

Valuation of Securities Being Offered [21]

The Notes are a debt instrument which are generally valued based upon interest rate. There are many factors that determine the interest rate, including but not limited to, credit risk, volatility of interest rates and macroeconomics, liquidity, supply and demand, among many other factors.

To determine the interest rate on the Notes being offered pursuant to this Form C, the Company looked at several fixed income benchmarks such as the benchmark US Treasury that is closest in maturity to the maturity of the Offering. The Company also reviewed other Offerings that had previously raised funding and closed on Raise Green. Given there is no true comparable in the public markets where the Company could observe market interest rates for this type of impact investment, the Company did set the interest rate arbitrarily.

Outstanding Indebtedness [24]

The Company has the following outstanding material debts.

Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
$0			

Table 4. Material indebtedness of the Issuer as of October 31, 2023

Other Exempt Offerings [25]

The Company raised $200,000 from one individual, an equity investment in AEJ under Section 4(a)(2) of the Securities Act of 1933 in August of 2023. .

Related Party Transactions [26]

[Describe all transactions within the last fiscal year, and any currently proposed transactions, between the Company and a related party where the transaction amount exceeds 5% of the aggregate amount raised by the Company (including the amount of this raise) during the preceding 12 months.

A related part is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.]

Company has no related party transactions outside of the assignment of contracts from Collectron Energy LLC to Auburn Energy Junction LLC. See attestation letter dated September 1st, 2023 from Collectron Energy LLC included the Subscription Agreement (Appendix 3).

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

[Does the Company have an operating history? (Y/N)]

No

Current Condition and Historical Results [28]

The purpose of the AEJ, formed in 2022, is to deploy, own and manage aggregated DER assets such as electric vehicle charging stations within the California Independent System Operator (CAISO) grid service territory. Collectron Energy ("Company"), forecasts rapidly scaling deployment of electric vehicle charging stations, given market demand in California across multifamily housing and commercial workplace infrastructure as follows:

As of September 1, 2023, Collectron assigned 3 Projects to AEJ (See Subscription Agreement Appendix 6 for Assignment Document), locations as follows:

> • 28850 Dixon St. Hayward, CA 94544 – 30 Level 2 EVCS
>
> • 1176 W Valley Blvd., Colton, CA 92324 – 20 Level 2 EVCS
>
> • 6701 Shellmound St., Emeryville 94608 – 26 Level 2 EVCS

Contracted deals backing this Raise

Year 1 (2023) - $410,000.00 New EVCS Sales/Rebates = 76 EVCS Deployed (Contracted deals backing this Raise)

Supplementary grant funding

An additional $50,000 can be added to the Company's 2023 Rebate Revenue from a non-competitive grant Collectron expects to receive in 2023 and can allocate to AEJ if needed. The grant is dispersed by the County of Los Angeles through a program administered by the California Energy Commission in partnership with global advisory firm ICF and SoCalRen, a public facing energy efficiency network in southern California. The grant was made to the Company for the EVCS Project deployed at 1176 W Valley Blvd., Colton, CA.

Forecast of rebate growth post Raise*

Year 2 - $1,284,000.00 New EVCS Sales/Rebates = 228 EVCS Deployed

Year 3 - $3,852,000.00 New EVCS Sales/Rebates = 684 EVCS Deployed

Year 4 - $11,556,000.00 New EVCS Sales/Rebates = 2,052 EVCS Deployed

NOTE: These are provided as an illustration of potential rebate growth and are not indicative of the Company's financial projections.

It is reasonable to assume, given rebate processing timelines respective of Company financial milestones to be achieved, that the Company could continue to finance the deployment of electric vehicle charging stations in this manner. Albeit it should be noted that this does not absolve the Investor from risk associated with the three EVCS Projects in this Raise or future DER Projects the Company may form.

Retention of ownership of the deployed electric vehicle charging stations stays with CE. As such, all deployed assets are considered real property of the CE and afford associated tax benefits for CE.

The proceeds of the offering will be immediately used to deploy Year 1 DER assets. No additional funds would be required to fulfill Company obligations respective to this Raise's maximum offering amount. Additional sources of capital the Company might consider and pursue include lines of credit, debt, angel investment and private equity. Projects Year 2 and onwards may or may not be assigned to AEJ.

The Company is also at risk to labor force restrictions, availability of qualified and licensed trades persons, supply chain delays, incentive program changes and or the sunsetting of incentive programs. (See the Risks section for additional Risks.)

Statement on Liquidity. Comment on any expected challenges.

What is your company's liquidity position? (e.g. cash, assets, etc.)

CE assets assigned to Auburn Energy Junction LLC hold an expected value of $410,000.00 before depreciation and are expected to generate a net operating profit of $272,000 over the next five years inclusive of debt service payments pursuant to this Offering. Currently, Auburn Energy Junction LLC holds no debt burden, and the total cash position as of September 6, 2023 is $36,448.30. After successful deployment of the seventy-six (76) electric vehicle charging stations considered in this Raise, projected monthly recurring revenue of $4,560.00 is expected. The 76 EVCS Project assets are expected to continue to generate monthly recurring revenue until December 2028.

Although the client (AMCAL Housing Corp.) will not be contracted after December 2028, Company is expected to continue to supply electric vehicle fueling needs after service fee payments conclude. Since CE's broader DER ecosystem is expected to continue to produce electricity for fueling, it is expected to be an attractive option for the property owner toward reducing transportation electrification expenses while also driving greenhouse gas emissions reduction within their communities. Thereby, the Company's service remains an attractive option for ownership needs or by other means of anticipated revenue streams from energy services.

How fast will the Company use its current cash resources?

All three of the EVCS installation projects in this Raise were completed as of October 31, 2023 and we expect to use all of the cash on hand in order to deliver remaining equipment and services owed prior to receiving rebate checks from the CALeVIP program administrator.

How will funds from this raise affect your liquidity position?

Funds from this raise will improve Company liquidity position and allow us to scale and redeploy funds more quickly into additional rebate-backed EV charging station installation projects, thus creating a virtuous cycle of increased cash flow to dedicate to a larger number of projects, stations, rebates, and so forth. However, if funds are not received as part of this Offering, Company will still be able to survive and deliver on promised services due to expected receivables from the rebate programs themselves. The primary desired result from improved liquidity will be quicker redeployment of capital into new rebate-backed EVCS Projects.

Statement on Capital Resources. Comment on any expected challenges.

What capital resources do you have -- or expect to have -- available? (e.g. debt financing, grants, investments, etc)

The most attractive capital resource/revenue stream that we have attributable to this Raise is the $410,000 of CALeVIP rebates that have already been reserved and allocated to our three EVCS installation projects.

All of the capital deployed as part of the EVCS Projects is expected to be returned to AEJ. In addition, any capital returned to AEJ will be reserved for two purposes: either a) paying back investors or b) redeployment into similarly structured, rebate-backed EV charging infrastructure projects.

As of Dec 31, 2022, AEJ LLC held no cash reserve. As of September 6, 2023, Auburn Energy Junction LLC has a cash balance of $36,448.30. All cash on hand is currently committed to financing deployment of the 76 EV charging stations considered in the scope of this Raise. This includes a recent capital infusion of $200,000 from a business partner, who is a minority member. To date, $146,383 has been spent on equipment. Accounts payable are due as of the EVCS Projects' installation completion date of October 31, 2023.

Is the Company dependent on the capital resources described above?

The Company is not solely dependent on the capital resources described in this offering. All EVCS projects are installed and waiting final inspection as of October 31, 2023. The Company anticipates receiving $110,000 in rebates within the next 30-60 days from the EVCS Projects completed. The Company is projected to have enough cash to deliver on all of the EVCS Projects within this Offering before the mandated deadline for completing installation. After installation is completed, rebate funds can be considered Accounts Receivable. The rebate funds administrator (in this case, the Center for Sustainable Energy via the CALeVIP program) states payment of rebates are processed within 30-270 days from completing installation.

Financial Statements and Operation Discussion

	Most Recent Fiscal Year-end (Dec 31, 2022)
Total Assets:	0
Cash & Cash Equivalents:	0
Accounts Receivable:	0
Short-term Debt:	0
Long-term Debt:	0
Revenues/Sales:	0
Cost of Goods	0

Sold:	
Taxes Paid:	0
Net Income:	0
# Employees	1

[Discuss the above financial results for the two years. Comment on if investors should expect similar or different results in the future]

There were zero transactions in 2022 outside of initial business formation for the business entity (and the Company did not exist in 2021). As a result, there is little activity to compare to as a benchmark. Investors should expect different results compared to 2022 due to the fact that the business is starting material activities.

[Discuss any known material changes or trends in the financial condition and results of operations]

The Company has accepted $200,000 investment from a new Member of the LLC in exchange for 2% ownership interest in AEJ[2]. This capital has been deployed towards the 3 EVCS Projects covered in this Offering. While cash position has decreased, there are already $410,000 in rebates that are payable to Company from our completed installation. Operationally, the Company believes there are fewer risks related to the Company and these 3 EVCS Projects now than at the beginning of 2023. The Company believes there is minimal contract/deal risk; for example, during the review and processing of rebate application(s) the judgment of the payment entity determines rebates reserved and owed are reimbursable at a rate less than contracted. Execution risk has been minimized due to the extensive third-party reviews required in order to qualify for these rebates, and the exogenous risks related to supply chain instability and other market-wide conditions are beginning to abate compared to recent trends.

Financial Milestones. Provide upcoming Yearly or Quarterly targets and metrics.

Yearly target: recoup $250,000 raised in this Offering in 2024. If successful in this offering, the funds secured from this Raise will be redeployed into more EVCS Projects throughout the Term of the debt instrument. Subsequent funds generated will be leveraged to develop multiple additional EVCS Projects that are similar in structure and scope to the EVCS Projects at the AMCAL Housing Corp. properties currently being deployed. In this way, capital committed to this Raise will be utilized to finance deployment of additional waves of EV charging station infrastructure across the built environment.

Looking solely at the projected cash flows related to the contracts for the 76 charging stations:

2023: Estimated Revenue of $335,600.
2024: Estimated Revenue of $165,600

---

[2]The equity agreement that was executed with the 2% investor indicates that "The specific details regarding the equity issuance and any related terms or conditions shall be outlined in a separate Auburn Energy Junction LLC Operating Agreement executed by the Parties," which the Company intends on executing by December 31, 2023.

2025: Estimated Revenue of $45,600

2026: Estimated Revenue of $45,600

2027: Estimated Revenue of $45,600

Jan/Feb 2028: Estimated Revenue of $7,600

	2023	2024	2025	2026	2027	Jan/Feb 2028
Invested Crowd Cash		$250,000				
Equity						
Cash Start:	**$0**	**$250,000**				
Total Revenue	**$293,800**	**$165,600**	**$45,600**	**$45,600**	**$45,600**	**$7,600**
Rebate Revenue	$290,000	$120,000	$0	$0	$0	$0
Service Revenue	$3,800	$45,600	$45,600	$45,600	$45,600	$7,600
Expenses	**$301,383**	**$15,200**	**$15,200**	**$15,200**	**$15,200**	**$2,533**
Less: Equipment (incl. tax)	$146,383	$0	$0	$0	$0	$0
Less: Installation	$155,000	$0	$0	$0	$0	$0
Less: Annual O&M	$0	$15,200	$15,200	$15,200	$15,200	$15,200
Net Income (EBITDA)	**−$7,583**	**$150,400**	**$30,400**	**$30,400**	**$30,400**	**$5,067**
Cumulative BusinessCash:	**−$7,583**	**$142,817**	**$173,217**	**$203,617**	**$234,017**	**$239,084**
Debt Service Paid to Crowd	-	-	$16,875	$16,875	$16,875	$266,875
Cumulative Cash less Debt Service*	**−$7,583**	**$392,817**	**$406,342**	**$419,867**	**$433,392**	**$171,584**
	DSCR:		1.801481481	1.801481481	1.801481481	

* Cumulative Cash less Debt Service = Cash Start (or prior year balance) + Net Income - Debt Service Paid to Crowd

Table 5. Financial projections.
<u>*Assumptions*</u>*:*

•*3 projects deployed by end of October 2023•Initial monthly service payments for Dec included (Monthly Service Fees of $3800 for all 3 Projects)*

•*Funds from CF Raise = $250K; Interest Rate of 6.75%*

•*The Company plans to do additional projects not reflected in the chart.*

•*Note matures in February 2028*

Is the Company's viability dependent on the Offering?

The Company's viability is not dependent on the Offering.

When does the Company's Fiscal Year end?

The Company's fiscal year ends on December 31.

Financial Statements [29]

[Provide financial statements for the past two years. Exact requirements differ based on aggregate offering amount of securities to be offered – three tiers (less than $124,000; $124,000 - $618,000; more than $1,235,000); for first-time issuers the second tier is from $124,000 - $1,235,000]

SurePath Financial Tax & Accounting has reviewed the accompanying financial statements of Auburn Energy Junction LLC, which is in Appendix 2.

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

[Answer (1) – (8) of Question #30, and all subparts thereto, of Form C. If answering "Yes" to any question, explain the circumstances and outcome of such proceeding or action.]

All questions were answered "No".

Other Material Information [31]

[Provide any further material information as may be necessary to avoid making a material misstatement or omission in the document.]

The Company has no other material information to provide.

Appendix 1 - Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Ongoing Reporting Requirements

The Company will file a report with the Commission annually and post the report on its website (see "The Company"), no later than 120 days after the end of each fiscal year covered by the report. The issuer may terminate this reporting obligation in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). Eligibility for termination occurs when one of the below conditions is met:

1. The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));
2. The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidates or dissolves its business in accordance with state law.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 7% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green earns a flat platform fee of $1,000, and if the Company submits an amendment to this Form C, called a Form C-A, an additional $1,000. Raise Green may charge the Issuer a transaction processing fee that will depend on the funds raised, and will be disclosed at the end of the Offering.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials ([FAQ)](#).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Private Securities, an independent escrow agent, during the Raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on the [Raise Green](#) portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel. If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Company requires written consent in advance of <u>any</u> pledge, resale or transfer whether in the first year or thereafter. The Subscription Agreement outlines this process.

As provided for in Section 227.501 of Regulation Crowdfunding, the securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Appendix 2 – Financial Statements

SUREPATH FINANCIAL – TAX & ACCOUNTING

2291 Grace Lane Ste 2B, Costa Mesa CA 92626 TEL: (657) 232-0184

The Member
Auburn Energy Junction LLC

We have reviewed the accompanying financial statements of Auburn Energy Junction LLC (a Limited Liability Company), which comprise of the statement of financial position as of September 1, 2023, and its other related statements, changes in members equity for the period of inception, July 26, 2022 through September 1, 2023. A review includes primarily an analysis of the management's financial data and an inquiry of the company's management. A review is substantially less in scope than an audit, the objective of which is to express an opinion regarding the company's financial statements as a whole. Subsequently, we do not express such an opinion.

Management's Responsibility
Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the USA. Including the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). Those standards require us to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principle generally accepted in the USA. We believe the results of our review provide a reasonable basis for our conclusion.

We are required to be independent of Auburn Energy Junction Energy LLC and to meet ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements for them to be in accordance with the accounting principles generally accepted in the USA.

SurePath Financial

Costa Mesa, California

September 12, 2023

Auburn Energy Junction LLC
88-4057491

Unaudited Profit and Loss Statement
From July 26 2022 to Sept 01 2023

REVENUES	$	-
Other credits	$	16.00
Total Revenues	$	16.00

EXPENSES

Bank Fees	$	1.00
Engineering Deposit	$	50,000.00
Formation Fees	$	230.00
Fundraising Fees	$	1,000.00
Installation Fees	$	-
Misc fees	$	30.00
Depreciation	$	12,896.00
Total Expenses	$	64,157.00
Net Profit/Loss	**$**	**(64,141.00)**

Auburn Energy Junction LLC
88-4057491

Unaudited Balance Sheet
As of Spet 01, 2023

ASSETS

Cash	$	105,521
Accounts Recieveable	$	-
Inventory	$	-
Property Plant and Equipment	$	90,244
less Depreciation	$	(12,896)
Other Long Term Assets	$	-
Intangible Assets	$	-
Total Assets	$	182,869

LIABILITIES

Accounts Payable	$	-
Current Liabilities	$	-
Long Term Liabilities	$	46,779
Total Liabilities	$	46,779

EQUITY

Capital Contributions	$	200,230
Current Net Profit/Loss	$	(64,141)
Other Adjustments	$	1
Net Equity	$	136,090
Total Liabilities and Equity	$	182,869

Auburn Energy Junction LLC
88-4057491

Unaudited Statement of Cash Flows
From July 26 2022 to Sept 1 2023

Cash, Beginning of Period	$	-
Cash Flow from Operating Activities		
Net Income	$	(64,141.00)
Additions to cash		
Depreciation	$	12,869.00
Increase in Accounts Payable	$	-
Subtractions from Cash		
Increase in Accounts Receiveable	$	-
Net Cash from Operating Activities	$	(51,272.00)
Cash Flow from Investing Activities		
Purchase of Equipment	$	(43,465.00)
Loans from Collectron	$	46,779.00
Net cash Flow from Investing Activities	$	3,314.00
Cash Flow from Financing Activities		
Investment into Equity	$	200,230.00
Proceeds from Debt	$	-
Loan Payments Received	$	-
Long Term debt Payments	$	-
Net Cash from Financing Activities	$	200,230.00
Cash Flow Period Ending Sept 30 2023	$	152,272.00
Cash, End of Period	$	105,521.00

Auburn Energy Junction LLC

88-4057491

Unaudited Statement of Owner's Equity

From July 26 2022 to Sept 01 2023

Opening Balance
(Balance as of July 26 2022) $ -

Additions
Capital In $ 200,230.00
Net Income
Other Income $ 1.00

Subtractions
Net Loss $ (64,141.00)
Other Losses
Dividends Paid Out
Withdrawals of Capital

Closing Balance
(Balance as of Sept 01 2023) $ 136,090.00

Appendix 3 – Subscription Agreement

Auburn Energy Junction LLC

Subscription Agreement

Climate Impact Notes

Target Offering Amount of $50,000.00; Maximum Offering Amount of $250,000.00

6.75% Interest Rate per Year

Annual payments

Maturity Date: February 10, 2028 (4 years)

Minimum Investment: $100

Incremental Amounts of $50

Senior Unsecured Debt

Please read and sign this Subscription Agreement promptly, and in no event later than the Offer Close Date.

During the Offering Period, Investors can ask questions directly to the Company on the "Q&A" located on the Auburn Energy Junction LLC Offering Page at www.raisegreen.com. Questions related to the function and process of the funding portal can be directed to Raise Green at investors@RaiseGreen.com.

1.   Offering.

This Subscription Agreement (this "**Agreement**") addresses the offer for sale (the "**Offering**") of up to $250,000 of unsecured debt securities (the "**Notes**") issued by Auburn Energy Junction LLC, a Delaware limited liability company (the "**Company**"), during the period set forth on the Company's offering page at www.raisegreen.com, subject to adjustment as described below (the **"Offering Period"**, the last day of which is the **"Offer Close Date"**). The Notes will be issued as of the date immediately succeeding the Offer Close Date (the "**Issuance Date**").

The terms of the Notes are set forth in "Terms of the Offering" in the Form C submitted by the Company to the SEC as attached hereto as Appendix 2 ("**Form C**", and, together with all related attachments and disclosures thereto, the "**Offering Disclosure Documents**"), and are summarized in Appendix 1 hereto.

The Notes are not being registered under the Securities Act of 1933, as amended ("**Securities Act**"), or under the securities laws of the State of Delaware (or of any other state or jurisdiction), but rather are being offered by the Company pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the U.S. Securities and Exchange Commission ("**SEC**") under the Securities Act of 1933 and the Securities Exchange Securities Act of 1934 (collectively, "**Regulation Crowdfunding**").

In accordance with Regulation Crowdfunding, the Company may elect to shorten the Offering Period by notice to the Offerees not less than five (5) Business Days prior to the new Offer Close Date. The Company may also elect to extend the Offering Period under certain circumstances.

The undersigned (the "**Offeree**") understands that during the Offering Period any material updates to the Offering (including changes to the Offer Close Date) will be communicated to the Offeree via email from Raise Green and will be available on the Company's Offering Page at www.raisegreen.com. The Offeree will be asked to reconfirm its investment commitment within 5 business days by responding to the email, or in another manner if outlined in the communication from Raise Green, and may not be required to reconfirm by re-signing this Agreement.

2.   Subscription.

By signing this Agreement, the Offeree confirms that it wishes to subscribe for purchase of Notes (the "**Subscribed Securities**") in an original principal amount ("**Principal Amount**") as set forth on the signature page below. The Offeree's obligation hereunder is unconditional, without limitation, and does not depend on the issue and sale of any other Subscribed Securities to any other person or entity.

Subscriptions are generally allocated on a first-come, first-served basis if interest in the Offering exceeds the minimum targeted offering amount. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the maximum offering amount.

The Offeree also understands that (i) the Company has the unconditional right, in its sole discretion, to accept, partially accept, or reject this subscription, or withdraw or abandon the Offering in whole, and (ii) this subscription is contingent on the Offeree qualifying under the suitability standards described below, signing this Agreement, and paying the Purchase Price.

The subscription is deemed to be accepted by the Company only when this Agreement is signed by a duly authorized representative of the Company and delivered to the Offeree after the Closing (as defined below).

At any time up to 48 hours prior to the Offer Close Date, the Offeree may cancel any investment commitment made in connection with the Offering for any reason, in which case any amounts paid by the Offeree will be refunded to the Offeree in full (without interest).

3.   Closing and Payment.

The closing of the purchase and sale of the Subscribed Securities (the "**Closing**") will take place on the Issuance Date or at such other time as the Company may designate by notice to the Offeree.

The Offeree's payment for the Subscribed Securities shall be made to North Capital Private Securities (the "**Escrow Facilitator**") in immediately available funds (or other means approved by the Company prior to the Offer Close Date) the full purchase price for the Subscribed Securities (the "**Purchase Price**") equal to the 100% of Principal Amount thereof, and shall use reasonable efforts to do so prior to the Offer Close Date.

On or about the Issuance Date, if the Company has accepted the Offeree's subscription, the Company will countersign this Agreement, the Escrow Agent will release the funds to the Company, and the Company will issue the Subscribed Securities to the Offeree.

The Offeree understands that: (i) if its subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that the Offeree has deposited constituting the Purchase Price will be refunded promptly without interest; and (ii) if the Offeree's subscription is accepted, such funds will be released to the Company as payment of the Purchase Price.

4.   Record of Purchase; Uncertificated Securities.

If the Offeree's subscription is accepted in whole or in part by the Company, the Offeree will receive a signed counterpart of this Agreement as a record of its purchase of the Subscribed Securities. This process may take several days or more after the Offer Close Date.

The Offeree will also receive notice from the Company after the Offer Close Date of the digital entry of the Subscribed Securities as reflected on the books and records of the Company.

The Company will maintain all books and records electronically. The Offeree hereby waives any right to receive a physical certificate representing the Subscribed Securities and consents and agrees to the issuance of uncertificated Notes.

5. **Representations and Warranties of the Company.**

The Company represents and warrants to the Offeree with respect to the transactions contemplated hereby as follows:

(a) <u>*Organization and Standing*</u>

The Company is a limited liability company duly organized and existing under the laws of the State of Delaware and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b) <u>*Power*</u>

The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement. This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

(c) <u>*Authorization*</u>

The Notes, when authorized and issued in compliance with the provisions of this Agreement and the Appendices hereto, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; <u>provided</u>, however, that the Notes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

6. **Representations and Warranties of the Offeree.**

The Offeree represents and warrants to the Company and Raise Green as follows:

(a) <u>*Suitability Standards*</u>

(i)   the Offeree is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Subscribed Securities, all as described in the Offering Disclosure Documents;

(ii)   the Offeree (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Subscribed Securities;

(iii)   the Offeree can bear the economic risk of the purchase of the Subscribed Securities, including the total loss of the Offeree's investment in the Subscribed Securities, and has adequate means for the Offeree's current needs and possible contingencies and has no need for liquidity in this investment;

(iv)   any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Offeree anticipates no material adverse change to that condition;

(v)   all of the information the Offeree has provided in this Agreement is complete, true, and correct in all material respects; and

(vi)   Including the Purchase Price set forth on the signature page hereto, in the past 12-month period the Offeree has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding. Rule 100(a)(2) of Regulation Crowdfunding is included in Appendix 4 for reference;

(b)   *Disclosure of Information*

(i)   the Offeree has had access to such information concerning the Company and the Subscribed Securities as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Subscribed Securities;

(ii)   the Offeree has received and read the Offering Disclosure Documents (including without limitation any disclosure related to certain "risk factors" incident to an investment in the Subscribed Securities) including all exhibits, appendices, attachments, and supplements thereto;

(iii)   the Offeree has been offered the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the Offeree has requested; and

(iv)   in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Securities, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice from the Company or Raise Green.

(c)   *Power & Authority*

(i)   if the Offeree is an individual, that that the Offeree (A) is at least eighteen (18) years of age; and (B) has the adequate means of providing for his or her current needs and all personal and business contingencies;

(ii)   the Offeree has all requisite authority (and in the case of an individual, the capacity) to purchase the Subscribed Securities, enter into this Agreement, and to perform all the obligations required to be performed by the Offeree pursuant to this Agreement, and such purchase will not contravene with any law, rule or regulation binding on the Offeree or any investment guideline or restriction applicable to the Offeree, and this Agreement constitutes the Offeree's valid and legally binding obligation, enforceable in accordance with its terms.

(d)   *No Resale; No Withholding; Manner of Offering*

(i)   the Offeree is acquiring the Subscribed Securities for its own account, not as nominee or agent, without a view to distribution or resale of any part thereof and that the Offeree has no present intention, agreement or arrangement to sell, or otherwise transfer, distribute or dispose of any part of the Subscribed Securities to any other person (other than as expressly permitted by law); and

(ii)   the Offeree is not subject to backup withholding; and

(e)   *Updates and Reliance*

The Offeree shall notify Raise Green at Investors@RaiseGreen.com immediately of any material change in any statement made by the Offeree in this Agreement occurring prior to the closing of the purchase of the Subscribed Securities.

The Offeree understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Offeree to Raise Green and in this Agreement.

7.   Acknowledgements and Understandings of the Offeree.

(a)   *No Registration; No Reliance*

The Offeree acknowledges and confirms to Raise Green and the Company that it understands the following:

(i)   the Subscribed Securities have not been registered under the Securities Act or the securities laws of any state (including without limitation State of Delaware;

(ii)   no federal or state agency, including the SEC, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Subscribed Securities for public investment;

(iii)   the Company has no obligation or intention to register any of the Subscribed Securities for resale under the Securities Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling or otherwise transferring the Subscribed Securities or any portion thereof unless the transfer is otherwise in accordance with such laws and the terms of the Offering Disclosure Documents; and even if the Subscribed Securities were to become freely transferable, a secondary market in the Subscribed Securities may not develop;

(iv)   the Subscribed Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities will be subject to restrictions upon their transferability; the

Subscribed Securities will not be, and the Offeree will have no right to require that they be, registered under such laws; there is no public market for the Subscribed Securities, and none is expected to develop; accordingly, it may not be possible for the Offeree to liquidate its investment in the Company;

(v)   it is not relying and will not rely on any communication (written or oral) of the Company, Raise Green, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Subscribed Securities; and

(vi)   none of the Company, Raise Green or any of their respective affiliates has made any representation regarding the proper characterization of the Subscribed Securities for purposes of determining the Offeree's authority or suitability to invest in them.

(b)   Transfer Restrictions

(i)   the Subscribed Securities are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Offeree may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions);

(ii)   the Company has not: (A) given any guarantee or effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Securities; or (B) made any representation to the Offeree regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations;

(iii)   consequently, the Offeree will bear the economic risks of the investment in the Subscribed Securities for an indefinite period of time.

(c)   No Cancellation

The Offeree understands that it may not cancel, terminate or revoke this Agreement except (i) as set forth in Section 2 above, or (ii) as may be applicable in accordance with applicable securities laws, the Securities Act, or other applicable law, and that this Agreement will survive his or her death or disability and is binding on his or her heirs, executors, administrators, successors and assigns.

8.   Covenants of the Offeree.

The Offeree covenants and agrees as follows:

(i)   the Offeree shall, within ten (10) days after the receipt of a written request from the Company, provide such information, and shall execute and deliver such documents, as reasonably may be necessary for the Company to comply with any and all laws and regulations to which the Company is subject;

(ii)   for the first year after purchase of the Subscribed Securities, the Offeree shall not sell, assign, pledge, give, transfer or otherwise dispose of the Subscribed Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except with the prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period;

(iii)   after such one-year period, any agreement to transfer or sell the Subscribed Securities is subject to prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period.

9.   Indemnification.

The Offeree shall indemnify, hold harmless and defend (i) the Company, (ii) the shareholders or other owners of the Company, (iii) Raise Green, and (iv) the other Holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "Indemnified Parties"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations, warranties and covenants made by the Offeree in this Agreement or in connection with any other Offering Disclosure Documents.

10.   Information and Notices.

All notices and other communications provided for herein shall be in writing and are deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party specifies by notice in writing to the other):

If to the Company:

Name:	Auburn Energy Junction LLC
Address:	344 S Oakhurst Drive Beverly Hills, CA 90212
Email:	support@collectronenergy.com
Attention:	Manager

If to the Offeree, to the address set forth on the signature page hereto.

If at any time during the period that the Subscribed Securities are outstanding the Offeree's contact information changes, the Offeree shall promptly notify the Company of such changes in writing.

11.   Miscellaneous.

(a)   Entire Agreement

This Agreement together with the appendices, exhibits, schedules, and attachments hereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties. All appendices, exhibits schedules, and attachments to this Agreement are incorporated in this Agreement as if set forth in full.

(b)   Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, with applying any conflict of law principles.

The parties hereby consent to the personal jurisdiction of all federal and state courts in the State of Delaware and agree that the venue shall lie exclusively in Delaware.

EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING RELATING TO A DISPUTE AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO.

(c)   Survival of Representations

All agreements, representations, warranties, and covenants made in writing by or on behalf of the Company or the Offeree in connection with the transactions contemplated by this Agreement, shall survive execution and delivery of this Agreement.

(d)   Amendment and Waiver

(i)   Subject to clause 11(d)(ii) below, neither this Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any modification, change, discharge or termination is sought.

(ii)   Any term of the Notes may be amended or waived with the written consent of the Company and the Holders of a majority of the outstanding principal amount of the Notes (the "**Majority Holders**"). Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the Holders of, all of the Notes. The Company shall promptly give written notice thereof to each Holder that has not previously consented to such amendment or waiver in writing, but the failure to give such notice does not affect the validity of such amendment or waiver.

(e)   Binding on Successors; Restriction on Assignment

Except as otherwise expressly provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding on, the successors, assigns, heirs, executors, and administrators of the parties to this Agreement; provided however, that the Offeree may not assign any of its rights or obligations under this Agreement without the prior written consent of the Company, which may be withheld in its absolute discretion.

(f)   Severability

If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(g)   Headings

The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(h)   Fees and Expenses

Each party will pay the fees, expenses, and disbursements of its own counsel in connection with this Agreement and any amendments or waivers under or in respect to this Agreement.

(i)   Counterparts

This Agreement may be executed by manual or electronic signature, in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

Remainder of Page Intentionally Left Blank

Signatures Appear on Next Pages

Signature Page

IN WITNESS WHEREOF, intending to be legally bound, the Offeree has executed this Subscription Agreement as of the Issuance Date on the Company Signature Page.

Offeree:

By (Signature*): _____

Print Name: _____

Subscribed Securities (i.e. Principal Amount/Purchase Price) $_____

*By signing here, you represent that you are an "authorized signatory" for the account purchasing

Offeree's Notice Address:

    Offeree Name:_____

    Mailing Address: _____

                      _____

    Email: _____

    Attention: _____

Subscription Agreement -- Offeree Signature Page

The offer to purchase Subscribed Securities as set forth on the Offeree Signature Page is hereby confirmed and accepted by the Company, **unless otherwise noted below, (i)** in the Subscribed Securities Amount, and **(ii)** at the Purchase Price, **each as** set forth on the Offeree Signature page, **as of** the Issuance Date set forth below.

Issuer: Auburn Energy Junction LLC

By: _____

Print Name: <u>Michael Becker</u>

Title: <u>Managing Manager</u>

Issuance Date: _____(or Close Date + 1)___

Subscription Agreement -- Company Signature Page

This Subscription Agreement will be deemed fully executed and delivered by all parties **once this document has been returned to all Parties with the Issuance Date stamped.**

Appendix 1 Terms of Notes

The Notes are being issued on the Issuance Date specified on the signature page hereto in connection with the securities offering by the Company in an aggregate principal amount of up to $250,000, pursuant to the terms of the Subscription Agreements (the "Subscription Agreements") between the Company and each holder of the Notes.

Principal and Interest

Subject to the terms and conditions set forth herein, the Company shall pay to the Offeree named on the signature page hereto (the "Holder")

(i) on the 10th day of each February (each a **"Scheduled Payment Date"**) to and including February 10, 2028 (the **"Maturity Date"**), accrued and unpaid interest on the Notes; and

(ii) the full principal amount in a lump sum on the Maturity Date.

Interest on the principal amount of the Notes shall accrue at a simple interest rate of six and three-quarters percent (6.75%) per annum, calculated based on a 365-day year for the actual number of days elapsed.

In addition, the Company shall pay accrued and unpaid interest at such rate to each Holder on the date of any Optional Redemption or Mandatory Redemption as set forth below.

Optional and Mandatory Redemptions

Prior to the Maturity Date the Company may, at its option, prepay the principal amount of the Notes in whole or in part (an **"Optional Redemption"**) as set forth below. The Company will use reasonable efforts to provide notice to the Holder at least ten (10) Business Days prior to any Optional Redemption.

Prior to the Maturity Date, the Company shall prepay the principal amount of the Notes in whole (a **"Mandatory Redemption"**) as set forth below (a) upon a Change of Control (as defined below), and (b) upon any Event of Default (as defined below).

With respect to any Optional Redemption or Mandatory Redemption, the Company shall pay the sum of (i) the principal amount subject to such Optional Redemption or Mandatory Redemption; and (ii) all accrued and outstanding interest on such principal.

All Payments on Business Days; Payments to Holder on Record Date

If any Scheduled Payment Date or the date of any Optional Redemption or Mandatory Redemption falls on a day that is not a Business Day, the required payment shall be made on the next succeeding Business Day.

All payments shall be made to the Holder on the Record Date with respect to such payment, as reflected on the books and records of the Company.

As used herein, (i) **<u>Business Day</u>** means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, New York are authorized by law to close and (ii) **<u>Record Date</u>** means, with respect to the due date of any payment (whether or not it is a Business Day), the Business Day that is five (5) Business Days prior to such due date.

Application of Payments

The Company shall pay all amounts due on the Notes in lawful money of the United States of America, in immediately available funds, at the place as the Holder may designate from time to time in writing to the Company. All payments shall be applied (i) to the Notes pro rata, based on the aggregate principal balance of all outstanding Notes, and (ii) with respect to each Note, first to interest due, and then to principal.

Financial Covenants

The Company will ensure that it meets its payment obligation to Note holders, as described in the Collectron Energy LLC Assignment document in Appendix 6.

Seniority

The indebtedness evidenced by the Notes is senior in right of payment to the payment in full of any Other Indebtedness in existence on the Issuance Date or thereafter incurred. Notwithstanding the forgoing, (i) the indebtedness evidenced by the Notes shall be made on a parity in right of payment with other unsecured debt securities that may be issued by the Company, and (ii) the Company may make any payment of principal, interest, fees or expenses with respect to any Other Indebtedness if at such time (x) no Event of Default has occurred and is continuing, and (y) any such payment does not, or is reasonably believed by the Company not to, result in an Event of Default.

As used herein, "**<u>Other Indebtedness</u>**" means, unless expressly subordinated in right of payment to, or on a parity with, the amounts due under the Notes, all amounts due in connection with (i) indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing or equipment financing institutions, or other lending institutions regularly engaged in the business of lending money (but excluding venture capital, investment banking or similar institutions and their affiliates that sometimes engage in lending activities but that are primarily engaged in investments in equity securities), that is for money borrowed, or purchase or leasing of equipment in the case of lease or other equipment financing, by the Company, whether or not secured, and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Indebtedness, or any indebtedness arising from the satisfaction of such Indebtedness by a guarantor.

Change of Control

If there is a Change of Control (as defined below) while the Notes remain outstanding, then the Company shall repay the Holders an amount equal to the sum of (i) the outstanding principal amount of the Notes, plus (ii) all unpaid accrued interest on the outstanding principal. The Company shall give the Holder notice of a Change of Control at least 5 Business Days prior to the effective date of such Change of Control.

"**Change of Control**" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock or ownership percentage, of the Company immediately prior thereto continue to represent a majority of the voting power of the surviving entity immediately thereafter; (ii) any transaction or series of related transactions to which the Company is a party in which more than 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided, however, that in all cases a Change of Control does not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is canceled or converted, or a combination thereof.

Events of Default

The occurrence of any of the following events constitutes an event of default (an "**Event of Default**"): (i) the Company fails to pay any principal or interest due on the Notes, and such failure continues for a period of fifteen (15) days; (ii) the Company has breached a covenant in any material respect, and such breach remains uncured for thirty (30) days; (iii) any material representation or warranty of the Company proves to have been untrue in any material respect when made; (iv) the Company is adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (v) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or makes an assignment for the benefit of creditors.

Appendix 2 Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in **Auburn Energy Junction LLC** in the "company and person lookup" box.

The Company's Offering page that can be found on www.raisegreen.com has a Forum Section for Crowd and Company Live Questions and Answers!

Appendix 3 Restrictions on the Transfer or Sale Of Securities

Advance written notice to the Company is required for any proposed transfer or sale of the securities.

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D (See Appendix 5), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

At Anytime after the Purchase

The securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 4 Non-accredited investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding

The following is an extract of 17 C.F.R. Part 227 - REGULATION CROWDFUNDING, GENERAL RULES AND REGULATIONS, which may be accessed in its entirety at https://www.ecfr.gov/current/title-17/chapter-II/part-227.

Reference: 17 C.F.R. § 227.100(a)(2).

(2) Where the purchaser is not an accredited investor (as defined in Rule 501 (§ 230.501 of this chapter)), the aggregate amount of securities sold to such an investor across all issuers in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the 12-month period preceding the date of such transaction, including the securities sold to such investor in such transaction, shall not exceed:

(i) The greater of $2,500, or 5 percent of the greater of the investor's annual income or net worth, if either the investor's annual income or net worth is less than $124,000; or

(ii) Ten percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $124,000, if both the investor's annual income and net worth are equal to or more than $124,000;

Instruction 1 to paragraph (a)(2). To determine the investment limit for a natural person, the person's annual income and net worth shall be calculated as those values are calculated for purposes of determining accredited investor status in accordance with § 230.501 of this chapter.

Instruction 2 to paragraph (a)(2). A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level.

Instruction 3 to paragraph (a)(2). An issuer offering and selling securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may rely on the efforts of an intermediary required by § 227.303(b) to ensure that the aggregate amount of securities purchased by an investor in offerings pursuant to section 4(a)(6) of the Securities Act will not cause the investor to exceed the limit set forth in section 4(a)(6) of the Securities Act and § 227.100(a)(2), provided that the issuer does not know that the investor has exceeded the investor limits or would exceed the investor limits as a result of purchasing securities in the issuer's offering.

Appendix 5 Rule 501(a) of Regulation D

17 C.F.R. § 230.501 may be accessed at:

https://www.ecfr.gov/current/title-17/chapter-II/part-230/subject-group-ECFR6e651a4c86c0174/section-230.501

Appendix 6 – Collectron Energy LLC Assignment Document

See next page.



DocuSign Envelope ID: 828BAB00-329B-40B5-AAD2-17C1DBF57400

Collectron Energy LLC
344 S Oakhurst Drive
Beverly Hills, CA 90212
Mike@collectronenergy.com
EIN: 87-1597681

September 1, 2023

To Whom it May Concern,

Collectron Energy LLC hereby assigns the following electric vehicle charging station contracts to Auburn Energy Junction LLC.

- 28850 Dixon St. Hayward, CA 94544 – 30 Level 2 EVCS
- 1176 W Valley Blvd., Colton, CA 92324 – 20 Level 2 EVCS
- 6701 Shellmound St., Emeryville 94608 – 26 Level 2 EVCS

All rebate funds required to repay interest and principal to investors in the Reg CF notes will be given priority to be paid out to Reg CF Note investors up to the amount that is due to investors so that Auburn Energy Junction LLC can make timely repayments to noteholders as appropriate.

Total projected rebate funds secured by the above contracts is $410,000. Of that total, approximately $266,000 will be factored back into the Auburn Energy Junction LLC project company to be redeployed towards similarly structured projects only with a projected payback period that does not exceed the term of the note.

Please refer any questions and/or concerns to the Managing Member.

Thank you,

DocuSigned by:
Michael Becker
E1DBC39AFCBA4F8...

Michael Becker
Managing Member
Collectron Energy LLC

MOFO 3.13.22

Appendix 4 – Offering Page

Video Transcript

"CollectronEnergy RaiseGreen

[00:00:00] Hey everyone, it's Mike with Collectron Energy. Welcome to a day in the life of a typical installation on site here in Venice, California. Let's go charge!

Simply plug in the charging station and off you go.

Charging your electric vehicle with Collectron Energy is as simple as three easy steps. Identify the charger, scan the appropriate QR code, and sit back and relax. We welcome you to inquire further about how your property can enjoy a Collectron Energy EV charging experience. Simply go to www. collectronenergy. com and make your inquiry. We look forward to hearing from you soon. Thank you."

Video Transcript

SCALING A CIRCULAR ENERGY ECONOMY
COLLECTRON ENERGY
DEPLOYING A VIRTUAL POWER PLANT

[00:00:00] Collectron Energy is solving the big problem of climate change. Our globally scalable approach focuses on a total drawdown of fossil fuels across all sectors. We are actively deploying Innovative renewable energy assets like electric vehicle charging stations, developing carbon negative electricity generation facilities and proprietary virtual power plant technology to better serve our energy customers. Inquire with Collectron Energy today to find out how you too can contribute to transforming clean energy! There are many ways to get involved.



Auburn Energy Junction LLC

Climate Impact Note

Bringing electric vehicle charging infrastructure to underserved California communities.

$50K

Minimum Offering Size

$250K

Maximum Offering Amount

0.2%
COMMITTED
$100

INVEST

| OVERVIEW | BUSINESS PLAN | TERMS AND FINANCIALS | DOCUMENTS | VIDEO |

Why Invest Now?

Market Potential & Financial Projections:

- Explosive growth of electric car sales has risen from 4% in 2020 to 14% in 2022 and is set to increase further to 18% this year, based on the latest IEA projections.
- According to Capital One Auto Navigator, formerly known as the Advanced Clean Car II Regulations, the State of California's proposed mandate takes effect in stages, requiring 35% of new-car sales to be zero-emission vehicles (ZEVs) in 2026 and 68% in 2030 before reaching 100% five years later.
- California's plan includes state support for the shift to ZEVs with $2.4 billion for vehicle purchase incentives, charging infrastructure and public outreach.
- Auburn Energy Junction LLC ("The Company" or "AEJ") plans to use the funds for EVCS Project costs for the deployment of 76 EV charging stations, providing accessibility to electric fueling for approximately 777 families across three contracted low-income and or disadvantaged communities located in the Cities of Emeryville, Hayward and Colton, California.
- Investors would receive annual interest payments beginning one year from the offering closing. Investors would be paid back from the cash flows from electric vehicle charging station agreements, monthly network services fees, energy services agreements and account receivables in the form of well established California rebates programs.

⊙ Need Help?



- The Company has <u>already</u> deployed all of the 76 EV charging stations at multifamily properties in California under this offering.
- The Company chose a 4 year debt note with annual interest payments to align with when the 76 EV charging stations are fully operational, to provide time to receive rebates, and allow for additional redeployments in advance of the 4 year maturity date.
- AEJ recently received a $200,000 equity investment from an existing business partner, which is enabling an early start on the 76 installations.

Partnerships, Projects & Product Development:

- For each Electric Vehicle Charging Station (EVCS) Project deployment, the Company expects an annual reduction in greenhouse gasses based on avoided vehicle emissions from conventional gasoline fueling sources.
- The Company's charging as a service model helps real estate owners say "YES" to future proofing their onsite charging station availability for residents and tenants without paying full price.

Management Team's Experience & Capabilities:

- The Company's founders have collectively over 20 years of experience serving real estate owners/operators with energy and water efficiency savings retrofits and have clearly demonstrated successful EV charging station deployments across the State of California since 2021.

Deal Terms

Security Type	Target Offering Amount
Debt – Note	$50,000

Min. Investment	Increments
$100	$100

Maturity	Interest Rate
4-years	6.75%

See Terms Tab for more details



Raise Green



electricity generated at Collectron Energy waste to energy facilities, we're able to transform clean energy and do just that.

-Michael Becker, Co-founder & CEO, Alex Hassen Co-founder & President

---

Spread the Word!





The Opportunity



United States. The ban on new fossil fuel vehicle sales by 2035 in the State of CA creates massive electric vehicle infrastructure needs where people live, work and stay.

Nearly one million Californians, 45 percent of whom are low-income, live without access to nearby supermarkets or large grocery stores in communities known as "food deserts." The vast majority of low income and disadvantaged multi unit dwelling communities (AB1550) in California also lack direct access to EV charging stations due to the barrier of it being too costly to property owners to provide.

Multiple State of California investor owned Utility, municipalities and third party rebate program incentives administrators help real estate owners offset the cost of future proofing their properties with the Company's EV charging stations.



Community Benefit

The Company's EV charging stations deployed under this offering would directly benefit approximately 777 low income and disadvantaged ("LIC/DAC") families in California by providing a means of onsite electric fueling whereby none currently exists. The Company expects the 76 EVCSs to immediately benefit property owner's capital expenditure and operational expense needs to provide electric vehicle charging station fueling resources to the community.



Raise Green



Anticipated scaling:

800%–1600%

within currently serviced real estate owners

Economic Value

AEJ aims to hire 2 - 6 local and regionally skilled trades such as electricians, journeymen, journeywoman, engineers, and designers to fulfill various EVCS Project needs and construction.

 **Raise Green**

Projects avoid

160 metric tons of CO2

in the community, equal to planting 2,646 trees

Environmental Impact

By 2024, the Company expects the EVCS Projects to deliver 160 metric tons of CO2 avoided in the local community, the equivalent of planting 2,646 trees. Importantly, a successful raise will enable us to install additional electric vehicle charging stations, as rebates from the first 76 charging stations are paid out, within communities we serve resulting in cleaner and healthier air for all.

The Company

Collectron Energy LLC ("CELLC") is the parent company of and will manage Auburn Energy Junction, on behalf of Auburn Energy Junction LLC. CELLC is a for-profit DE registered LLC with a State of California Foreign Entity LLC status which is on a mission to transform clean energy by deploying innovative distributed energy resources within the areas we serve.



Project Description

This is a climate impact debt note offering, typical of other offerings on Raise Green. You will purchase a security, as per our listed deal terms listed.

Number of Deployments
3

Project Type
EV, Battery, Carbon-Negative Tech

Holding Company (SPV)
Auburn Energy Junction LLC

Total Contracted Revenue
$410,000

State
California

Complementary Capital:
California Natural Resources Agency via California Energy Commission, California Public Utilities Commission

Installed EVCS Projects

 Raise Green



Installed EVCS at
28850 Dixon St. Hayward, CA 94544



Installed EVCS at
1176 W Valley Blvd., Colton, CA 92324




Installed EVCS at
6701 Shellmound St., Emeryville 94608

Team



Raise Green



Michael I. Becker
Co-founder/CEO

Mr. Becker, with 17 years in energy and water efficiency, has overseen retrofits for over 100mm sq. ft. of real estate in the US and globally, including Panama, Venezuela, Brazil, and China. He founded Green Terra Energy, LLC in 2020, specializing in energy savings retrofits and solar electric systems. That same year, he spoke at the California Energy Commission EPIC Forum. In 2021, he co-founded Collectron Energy LLC, championing innovative energy solutions, and contributed to discussions on energy innovation at the GCEAF 13th Clean Energy Ministerial (CEM13) and 7th Mission Innovation (MI7) with UN members. Earlier, Mr. Becker served 14 years with the USAF/ANG, ending as a Captain after honorable service during events including 9/11.




Alex D. Hassen
Co-founder/President

In 2019, Harvard graduate Alex, with an MBA from Willamette University, founded Charli Charging, leading the evolution of electric vehicle charging infrastructure. Drawing from his advocacy experience for clean energy policies at the Oregon State Capitol, Alex's vision drives Charli Charging to be a frontrunner in the EV charging domain. Emphasizing equipment reliability and uptime, the company delivers turnkey solutions and 24/7 customer support, simplifying the switch to electric transport for users. Alex is committed to propelling the adoption of clean energy and electric mobility.

Press

California Energy Commission via Energize Innovation: Epic Forum, Reimagining Buildings for a Carbon Neutral Future: Speaker

Global Clean Energy Action Forum CEM13 MI7: Department of Energy, Loan Programs Office and Secretary of Energy Granholm: Invited Business Leader

Gold Country Media: "Collectron Energy proposes to build a biomass facility....."

Risks and Disclosures





A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANYTHING YOU CANNOT AFFORD TO LOSE ENTIRELY.

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database. [INSERT FORM C WEBLINK HERE]

You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Investors should carefully read the Issuer's Offering Materials, including the Form C and this Offering Page. Investors should seek advice from a financial advisor and ask questions, if any, directly to the Company on the Forum Section on this Page. Raise Green does not provide financial, tax, accounting, or legal advice, and does not recommend any particular investment. Investors must take into consideration their own particular financial circumstances prior to investing.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.



Risks Related to Minority Ownership Factors

Noteholders have no equity ownership in the Company. As such, Noteholders cannot influence or control decisions made by the Company.

Risks Related to Certain Corporate Actions

Additional issuances of securities — The Company will not issue securities that are senior in payment or liquidation preference to the Notes, however the Company may issue additional securities that are pari passu to the Notes which may reduce cash available to pay debt service to Noteholders.

Company repurchases of securities — Any repurchase of securities potentially reduces the Company's available funds to pay debt service to Noteholders.

A sale of the Company or assets of the Company — As noted in Appendix 3 (the Subscription Agreement, Terms of the Note\Appendix 1), upon a Change of Control event, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As the notes are unsecured, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other obligations), may be insufficient to satisfy obligations to Noteholders.

Transactions with related parties — Any related party transaction that results in Company expenditures potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

Customer Subscription and Payment Risk

There is a risk that Auburn Energy Junction LLC, despite working closely with the Company's site host and the rebate authorities, would not receive timely payment of monthly recurring revenue (MRR) contractually-owed by our counterparties, which could adversely affect the Company's projected revenue streams available for the servicing of the debt associated with this crowdfunding raise. In addition, there is a risk that CALeVIP's third-party rebate program administrator, Center for Sustainable Energy (CSE), fails to pay the assignment of the rebate incentives owed to AEJ LLC due to execution risk related to the timing of the CALeVIP program incrementally sunsetting. The number of EVCS Projects backing this debt diversifies this risk somewhat, as no single property represents a majority of the expected revenue in the EVCS Projects backed by this offering. There is an organization (AMCAL Housing Inc.) as well as a State of California approved program administrator (CALeVIP Alameda County) allocating funds to support these EVCS Projects, but it is still possible that poor customer payment rates would negatively impact the returns anticipated in this offering. There is additional risk associated with third-party rebate program administrator SoCalRen, as administered by ICF.

Portfolio Risk



biomass to power, solar PV, and future EV charging infrastructure projects potentially larger in scope to the current raise. As a result, there may be risk to this Project due to the existence of other Projects under the same LLC operating structure.

Change in Regulations

Auburn Energy Junction LLC's (AEJ) projects are subject to regulatory risk at all levels of government - federal, state and local. Regulations (including local building codes) are continually being reviewed but we do not expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state and local laws. When they do happen, modifications in existing code requirements and/or new requirements can potentially have a negative impact on projected costs required to deliver these projects.

Incentive Program Risk

The business model relies heavily on robust EV charging rebates across California. Rebate funds for the initial 3 Projects that come back and then are rolled into new EVCS projects then bear the risks associated with application for and timely rebate payments which may be in other incentive programs.

While the Company at the time of this Offering, has a focus in lower income and disadvantaged communities, changes to state rebate programs that provide specifically attractive rebates for these communities may redirect the Company in the future.

Supply Chain Delays

There is a risk that supply chain lead times could unexpectedly fluctuate with minimal warning. Lead times at the time of this offering are relatively stable and are not expected to extend beyond the November deadline for installation project completion.

Lack of Control

Because the offering is to participate at the Auburn Energy Junction LLC level, and because it is a debt offering, Investors would not be making an investment in the operating company that manages the AEJ, therefore Investors will have no ability to participate in decisions of the Company and must rely on Management of the Company.

Software/Hardware failure

With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it would require repair or replacement. This could inhibit the operation of the EVCSs and require costly repairs (or replacement altogether). This would be an additional cost burden to the Company which would negatively impact Company cash flows. While the Company does utilize, to the extent possible, long term manufacturer warranties, installer warranties, 3rd party maintenance contracts and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems. Vandalism, although rare, can be costly to fix if stations are vandalized. We strive to work with our host properties that have a secure garage. Two of the three properties backing this offering have secure garages, so the risk of vandalism is limited but present.

Technology Risk

There is a risk that the EV charging stations deployed become obsolete given the pace at which the industry is technologically

 **Raise Green**

Reliance on Contractors

Auburn Energy Junction LLC depends on outside electrical contractors and their subcontractors to install company owned/operated EVCSs. The Company's ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. In rare cases, contractors can damage equipment due to carelessness during transit or incorrect installation. Given that our company is relatively small, we have to work with smaller contractors that may be unable to quickly recover from natural disasters and other events beyond their control. This subjects our projects to an additional level of risk as well. The Company is also at risk to labor force restrictions and availability of qualified and licensed trades persons.

Breach of Contract/Failure to Perform (external)

There is a possibility that there could be a breach of contract associated with deployed electric vehicle charging stations specific to the site hosts (for example, if the site hosts fail to pay for their monthly network service fees). Account Receivables could be unnecessarily delayed by having to administratively process the and re-process the learnings of a nascent industry (for example, if the State of California appointed non-profit program administrator fails to process rebate applications in a timely manner). In our experience, payment timelines from local municipalities are widely inconsistent and can result in delay of receipt of funds owned for work performed. Breach of Contract could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to meet its debt service requirements.   Another example might be if third party vendors, such as an equipment supplier, fail to fulfill their end of a contract or purchase order.

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in a security is also an investment in the Founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire additional employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the Company's use of proceeds.

Nascent Industry

Led by experienced industry professionals is a key advantage of the project. NREL 's Building the 2030 National Charging Network white paper, Key Findings for the Future EV Network, projects this nationwide market opportunity to include "26 million Level 1 and Level 2 charging ports at privately accessible locations - including single-family homes, multifamily properties and

 **Raise Green**

Current success does not guarantee future success, so there is a chance that demand for the Company's services declines as the EV charging industry becomes more mature. The Company will rely heavily on its customers and broadening its future services within these communities and still could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

However, despite having an experienced industry professional leading the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company's customers could sell their property and not retain Company services. The Company will need to continue to attract new customers to assure growth.

Limited Operating History

The Company and its Parent, Collectron, continue to develop their business strategy around the deployment of EVCSs and as such have limited revenue history. The likelihood of successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of maturity. The Company may not be successful in attaining the objectives necessary for said Company to overcome these risks and uncertainties.

The Company has been assigned the 3 EVCS Projects as of August 31, 2023. While not an unusual structure to have an operating company as a parent and have subsidiaries that hold projects, which are critically supported by the parent, AEJ does not actually own and operate the EVCSs. This adds complexity and a reliance on the parent to perform its duties on behalf of the subsidiary. In addition, once the rebates are received for the 3 initial projects, funds are expected to be reinvested into new projects timed in a manner such that cash required to pay investors interest and their maturing principal at the end of year 4 are fully available to pay the Noteholders. The Company is relying on the parent to time the cash flow and meet its obligations as outlined in the Assignment Document from Collectron, dated September 1, 2023 (See Appendix 3 - Subscription Agreement.)

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the Company's decision making process and must rely on Management of the Company.

Key Personnel

The Company is very dependent on its founders and key personnel. If anything catastrophic were to occur to the Company's founders or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the Board of Directors, its Executive Officers and key employees. To be successful, the Company needs a team to run the day-to-day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance. legal and other areas. The Company may not be able to locate or attract this personnel when needed, or the Company may make hiring mistakes, which could adversely affect its business, financial condition and operating results.

Raising Additional Capital


Raise Green

available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

Liability Prone

The Company is working with trusted and experienced partners but the Company may still be involved in lawsuits. The potential lawsuits can harm the business projections of the Company and therefore may harm the company.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to grow sales and collect revenue from its contracts. The Company may lose existing customers as a result of an economic downturn. The Company may need to reassess its business model and growth plans in response to a recession, depression and/or other negative economic trends.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is unable to raise sufficient capital in the future, it may not be able to execute its business plan; its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an Investor to lose all or a portion of his/her/its investment.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainability industry. The Company is a "non-diversified"





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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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INVITE TO OFFER

COLLECTRON

Auburn Energy Junction LLC

Climate Impact Note

Bringing electric vehicle charging infrastructure to underserved California communities.

$50K
Minimum Offering Size

$250K
Maximum Offering Amount

0.2%
COMMITTED
$100

INVEST

OVERVIEW | BUSINESS PLAN | TERMS AND FINANCIALS | DOCUMENTS | VIDEO

Business Plan

Need Help?







Our EV charging stations as a service are provided to property owners through a heavily subsidized incentive based model. As such, we target underrepresented communities where our competition won't traditionally install EV charging stations infrastructure en mass.

This strategic advantage and low barrier to market entry has provided early and sustained traction, with anticipated scaling by 800% and 1600% year over year within existing portfolios of real estate owners we currently service. Additionally, our EV charging stations network management services ensures real estate owners can continue to focus on being providers of housing, leaving all of the day to day operations of their EV charging station amenity to the Company.

Differentiation

Our differentiation is through our charging as a service business model. We are technology agnostic; only requiring commercial off the shelf (COTS) products we deploy to meet OCPP 2.0.1 code requirements of the built environment while also aligning to the capital expenditure needs of our site hosts.

Our business model has the Company owning and operating the EV charging stations. Site owners just need to sign a contract with the Company.

In addition to being cost competitive to other EV charging stations solutions providers, our owner/operator EV charging station network model aims to provide 100% network reliability for our site hosts, tenants and residents during their charging sessions. 24/7 customer support and extended warranty ensures onsite Operations and Leasing teams impacts are minimized.

Collectron Energy, parent of the Company, further distinguishes itself from existing EV charging stations competitors by providing the framework for a suite of value added future energy services to be afforded by the Company. Services such as power purchase agreements for excess carbon negative electricity the Company expects to generate at one or more of its planned DER electricity generation facilities. The savings generated enables real estate owners a pass through to their resident electric vehicle drivers. In short, as we create additional carbon chain value, we aim to share the benefits with our site hosts.

The result of which we have experienced aligns better to real estate owners' investment prospectus. Under this model, no longer does "transportation electrification" translate to inherently high costs of deploying, maintaining and operating EV charging station solutions. The Company's model is designed so that residents and tenants no longer have to worry about range anxiety and where they will be able to charge their electric and plug-in vehicles.

Revenue

The Company earns revenue several different ways:

- infrastructure rebates on standard deployment of EV charging stations contracted,
- charging as a service in the form of monthly network service fees collected from our site hosts- typically 5 year contracts
- low carbon fuel standard credits (State of California regulated and company generated for providing fueling options that avoids vehicle miles traveled from fossil fuel)



Raise Green

company, Collectron Energy. An example would be our <u>Auburn Energy Junction</u> waste-to-energy electricity generation facility, currently in development.

Importantly, the EVCS Projects in this offering are backed by guaranteed rebate incentives as administered by the <u>California Energy Commission</u> through the <u>Center for Sustainable Energy,</u> a non-profit "that accelerates adoption of clean transportation and distributed energy through effective and equitable program design and administration." The Company only selects EVCS Projects whereby rebate incentives are available and assigned by contract with both our site host and rebate program administrator. Collectron has successfully secured, deployed and is working toward deploying over $1mm of EV charging station and infrastructure rebates since 2021. We will continue to grow through this same model as there are multiple Utility EVCS rebate incentive programs designed in the same manner, an example of which opens on November 7, 2023 and is called <u>Communities in Charge</u>. In short, these rebates can pay for the entirety of the deployed electric vehicle charging stations and infrastructure costs, while also providing the Company margins.

One example of a single deployed charging station utilizing one incentive program would be the following:

1. Within the <u>LADWP municipality</u> there's an annual incentive program with a $5,000 per charging station rebate. We contract per above. We would purchase a $500.00 Level 2 charging station, pay a design engineer $500.00 to design and permit a pending installation, pay the Authority Having Jurisdiction (AHJ) $200 in permitting fees, pay a licensed electrician $1,000.00 to install and commission the charging station, pay $100 to the AHJ a second time for inspecting the installation, pay $200 to the Network Services Provider, pay $500 to the project manager. We then file the appropriate rebate paperwork and wait for our account receivables to arrive to profit $2,000.00 per contracted charging station.

2. Each EV station project also locks in an ongoing service contract (typically 5 years) with the host property that will generate revenue through monthly network service fees. To continue the example above where we have installed one charging station. Since we own, operate, maintain, repair and replace as well as manage the EV charging station network (i.e., the drivers utilizing the Collectron Energy App) we charge our site host $50.00/month/charging station over a standard five (5) year term. This deferred revenue at $50/mo x 12 mos over 5 yr term earns the company another $3,000.00 per charging station.

3. Company also is able to depreciate the EV charging station equipment as well as take advantage of tax incentives for each of the deployed assets we own.

4. Finally, per our State of California low carbon fuel standard party affiliation ("LCFS"), we also expect to generate revenue through "carbon credits". The State of California pays fueling supply equipment (FSE) providers "carbon credits" (which we eventually monetize) for providing electric vehicle fueling means that help the public move away from traditional fossil fuel based electricity and gasoline. For every vehicle mile traveled (VMT) avoided by our EV charging stations, we earn carbon credits. As of this writing, LCFS was trading at ~$75/metric ton. Collectron Energy, the parent, is required to report our metric tons of avoided CO_2 quarterly and have been doing so for 1.5 years.

A typical deployment we have experienced of 20 Level 2 EV charging stations generates ~20 metric tons per quarter. In

 **Raise Green**

credits. At this time, carbon credits are simply being aggregated as deferred revenue to package and sell in bulk to willing counterparties who have a poor carbon footprint. Think, Chevron, Exxon, ABC Chemical company etc., that need by federal mandate to reduce their lifecycle of carbon emissions from manufacturing their products. They essentially purchase these LCFS to reduce their liability.

Note – The example is hypothetical and for discussion purposes only; EV station costs, carbon credits, and other metrics will vary for multiple reasons over time.

Customers

Our core EV charging stations site host customers are commercial and multifamily developers, owners and operators of densely populated real estate property. In California alone there are <u>over 3mm commercial properties</u> which could support electric vehicle infrastructure.

Operations

With over 17 years of direct real estate decision makers in our rolodex to call upon, we focus on the continued development of our deployed customer base across multifamily and commercial real estate. Most, if not all, of our contracted business to date stems from trusted relationships we have served across other energy and water savings retrofitted technologies during this time frame.

The Company's nimble operational needs are typically sourced to a trusted network of certified and licensed contractors throughout the States our energy services are aimed to serve. As of this writing, our hyper focus on the States of California, Oregon and Washington are based on maximizing revenue streams aligned to our comprehensive business model, existing real estate partners portfolio footprint and availability of aligned incentive based programs.

Our internal rebate processing team ensures our Account Receivables are moving toward Company payment the day we have achieved local building and safety inspection and permission to operate.

Partners

- <u>AMCAL Housing Inc</u>: Existing customer for these projects that we have deployed 76 Level 2 charging stations across three properties while working on the contracting of an additional thirty (30) and twenty (20) Level 2 charging stations as of October 31, 2023.
- <u>CBRE Property Management</u>: For this existing customer we've deployed thirty four (34) Level 2 charging stations to date with an additional twenty eight (28) contracted and six (6) Level 2 charging stations contracting as of October 31, 2023.
- State of California: Treasury Office via <u>GoGreen Financing</u>: Parent company Green Terra Energy LLC is a validated Project Developer.
- <u>CALeVIP</u>: Implemented by <u>Center for Sustainable Energy</u> via the California Energy Commission.
- <u>SoCalRen</u>: Implemented by ICF via the California Energy Commission.
- CARB: California Air Resources Board LRT-CBTS as LCFS registered party.

  
- <u>Ashworth Leininger Group</u>: Environmental consulting.

- <u>Glaser Weil</u>: legal services.

- Multiple Investor owned Utilities, Municipalities and third party program administrators.

- <u>California Natural Resources Agency</u>

- <u>California Energy Commission</u>

- <u>California Public Utilities</u>

Use of Proceeds

The fundraising will be used for equipment purchased and installation services contracted prior to and after a successful offering. Remaining fundraising will be utilized for Project Management/consulting as well as engineering/design, rebate administration of subsequent capital costs related to new EVCS Project offerings.

ie:

Use Of Proceeds:

- EV Charging Stations procurement

- Design/engineering procurement

- Installation/Inspection/commissioning expenses

- Network Service fees

- Project Management fees

- Legal fees

- RaiseGreen fees

A standard EV charging station deployment from the time of contracting to receiving permits to commence installation can vary. Our experience places about a 30-90 day window to commence installation, a 1-2 week installation, followed by a 2-4 week permit sign off.


Raise Green

	If Target Offering Amount	If Maximum Offering Amount

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Street

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Raise Green

Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.



Auburn Energy Junction LLC

Climate Impact Note

Bringing electric vehicle charging infrastructure to underserved California communities.

$50K

Minimum Offering Size

$250K

Maximum Offering Amount



0.2%
COMMITTED
$100

INVEST

‹ | OVERVIEW | BUSINESS PLAN | **TERMS AND FINANCIALS** | DOCUMENTS | VIDEO | UPDATES | Q & A | ›

Terms

Security Name: Climate Impact Notes

Security Type: Debt Note

Minimum Investment Amount: $100

Additional Investment Increments: $50

Annual Interest Rate: 6.75%

Interest Payment Frequency: Annually

Maturity: 4 Years (February 10, 2028)

Full repayment of principal at maturity

Minimum Offering Amount: $50,000

Maximum Offering Amount: $250,000

Offering Period: November 9, 2023 – February 10, 2024

[Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.](#)

Hypothetical Repayments Chart

Investors are often curious how a hypothetical investment in this security could perform. Below we have created a sample chart demonstrating how the Company expects investments of various sizes to accrue interest and be repaid.

Investment Amount	Annual Payments	Full Repayments



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 Raise Green

$500.00	$33.75	$635.00
$1,000.00	$67.50	$1,270.00
$5,000.00	$337.50	$6,350.00

Table 1. This is a sample schedule showing potential returns for various investment amounts and is for illustrative purposes only. Assumptions: Payments are timely and the Note is outstanding until its maturity date. The term Full Repayments means the sum of all payments paid out during the 4 year life of the Note. Raise Green and the issuer do not predict or project performance. Please review the Form C for the specific terms of the actual investment, and the risks associated with it.

	Most Recent Fiscal Year-end
Total Assets:	0
Cash & Cash Equivalents:	0
Accounts Receivable:	0
Short-term Debt:	0
Long-term Debt:	0
Revenues/Sales:	0
Cost of Goods Sold:	0
Taxes Paid:	0
Net Income:	0
# Employees	1

Table 2. Financial Information are from the most recent fiscal year-end. The Company was formed in 2022. For full financial statements, please see the Form C.

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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

Appendix 5 - Testing the Waters Materials

The Company has not made use of any written communication or broadcast script to test the waters.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark One)

<u>X </u>: Form C: Offering Statement
__ : Form C-U: Progress Update:_____
__ : Form C/A: Amendment to Offering Statement: _____
  __: Check box if Amendment is material and investors must reconfirm within five business days.
__ : Form C-AR: Annual Report
__ : Form C-AR/A: Amendment to Annual Report
__ : Form C-TR: Termination of Reporting

Name of issuer (Please ensure this matches the company name as stated on the CIK): Auburn Energy Junction LLC

Legal status of issuer:

  Form: LLC
  Jurisdiction of Incorporation/Organization: Delaware
  Date of organization: July 26, 2022

Physical address of issuer: 344 S Oakhurst Drive Beverly Hills, CA 90212

Website of issuer: https://www.auburnenergyjunction.com

Name of intermediary through which the offering will be conducted: Raise Green, Inc.

CIK number of intermediaries: 1747584

SEC file number of intermediaries: 7-191

FINRA Central Registration Depository (CRD) number, if applicable, of intermediary: 301770

Sec 2930 (4/17)   Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing , for conducting the offering, including the amount of referral and any other fees associated with the offering:

7% of the final funds raised plus a $1000 launch fee and a $1600 - $1800 transaction processing fee.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered: Debt

Target number of securities to be offered: 50,000

Price (or method for determining price): $1

Target offering amount: $50,000

Oversubscriptions accepted:
_X_: Yes
__: No

If yes, disclose how oversubscriptions will be allocated:
__: Pro-rata basis,
_x_: First-come, first-served basis
__: Other – provide a description:

Maximum offering amount (if different from target offering amount): $250,000

Deadline to reach the target offering amount: February 10, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 1

	Most Recent Fiscal Year-end	Prior Fiscal year-end
Total Assets:	0	0
Cash & Cash Equivalents:	0	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales:	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	$0	$0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. Jurisdictions, with an option to add and remove them individually, add all and remove all.]
ALL

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II. Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in Regulation S-T (§ 232 et seq.).

III. Information to be Included in the Form

Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sal es, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other form at included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2. Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must include the following legends:
- A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.
- In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have

not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.
- The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
- These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3. Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the in form action required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long -term debt, revenues/sal es, cost of goods sold, tax es paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

Auburn Energy Junction LLC

By

DocuSigned by:

C65304EC4728424...

Mike Becker

Managing Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

C65304EC4728424...

(Signature)

Co-founder/CEO

(Title)

11/8/2023

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of f acts constitute federal criminal violations. See 18 U.S.C. 1001.4